Exhibit 99.3

Exhibit 99.3

Announcement Summary

Entity name

MESOBLAST LIMITED

Announcement Type

New announcement

Date of this announcement

Wednesday October 14, 2026

The +securities to be quoted are:

+Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date
MSB	ORDINARY FULLY PAID	2,550,000	03/09/2026

Refer to next page for full details of the announcement

Part 1 - Entity and announcement details

1.1 Name of entity

MESOBLAST LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	**Registration number**
ABN	68109431870

1.3 ASX issuer code

MSB

1.4 The announcement is
New announcement

1.5 Date of this announcement

14/10/2026

Part 2 - Type of Issue

2.1 The +securities to be quoted are:
+Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

2.2 The +class of +securities to be quoted is:
Additional +securities in a class that is already quoted on ASX ("existing class")

Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Additional +securities to be quoted in an existing class issued under an +employee incentive scheme

FROM (Existing Class)
ASX +security code and description

No security currently exists

FROM (Existing Class)
+Security description

Not applicable

TO (Existing Class)
ASX +security code and description

MSB : ORDINARY FULLY PAID

Please state the number of +securities issued under the +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

2,550,000

Please provide details of a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Refer to Item 9 in Notice of Meeting released 27 October 2025 https://announcements.asx.com.au/asxpdf/20251027/pdf/06r26qhbgf417f.pdf

Are any of these +securities being issued to +key management personnel (KMP) or an +associate
No

Issue date

3/9/2026

Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class?
Yes

Issue details

Number of +securities to be quoted

2,550,000

Are the +securities being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Shares issued to employee share plan trustee for exercise of previously granted options under Company's employee share option plan where such options have been granted and met all vesting conditions

Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the +securities to be quoted

0.000000

Any other information the entity wishes to provide about the +securities to be quoted

Shares issued to employee share plan trustee for option exercises and reduction in total option numbers as notified on a contemporaneously lodged "Appendix 3G - Notification regarding unquoted securities"

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

ASX +security code and description	Total number of +securities on issue
MSB : ORDINARY FULLY PAID	1,301,298,110

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	89,890,943
MSBAA : WARRANTS 2	2,000,000
MSBAO : WARRANTS	15,027,327
MSBAP : ADS WARRANTS	884,838
MSBAB : WARRANTS 3	2,000,000

Part 5 - Other Listing Rule requirements

5.1 Are the +securities being issued under an exception in Listing Rule 7.2 and therefore the issue does not need any security holder approval under Listing Rule 7.1?
Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

13